1
DOX13G2.doc
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                        (Amendment No. 2)*

                          Amdocs Limited
     ________________________________________________________
                         (Name of Issuer)


                      Voting Ordinary Shares
      _______________________________________________________
                  (Title of Class and Securities)

                             G02602103
      _______________________________________________________

               (CUSIP Number of Class of Securities)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/ /  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                  (Continued on following page(s))
CUSIP No. G02602103
13G
__________________________________________________________________
___________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
__________________________________________________________________
___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
__________________________________________________________________
___________
(3)  SEC USE ONLY
__________________________________________________________________
___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
__________________________________________________________________
___________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :      13,839,500 shares
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO VOTING POWER

                                         1,061,700 shares (shared)
                                         4,430,500 shares (No
Vote)

__________________________________________
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :     18,270,000 shares

__________________________________________
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :     1,061,700 shares (Shared)

__________________________________________________________________
___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,331,700 shares
__________________________________________________________________
___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
__________________________________________________________________
___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       9.1 %
__________________________________________________________________
___________
(12)  TYPE OF REPORTING PERSON
      IA
__________________________________________________________________
___________

CUSIP No.  G02602103                                     13G
__________________________________________________________________
___________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
__________________________________________________________________
___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
__________________________________________________________________
___________
(3)  SEC USE ONLY
__________________________________________________________________
___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
__________________________________________________________________
___________
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING POWER

                                   :    None

__________________________________________
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
__________________________________________________________________
___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
__________________________________________________________________
___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
__________________________________________________________________
___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
__________________________________________________________________
___________
(12)  TYPE OF REPORTING PERSON
      IN
__________________________________________________________________
___________


Item 1.

     (a). Name of Issuer: Amdocs Limited
          ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          Suite 5, Tower Hill House Le Bordage
          St. Peter Port
          Island of Guernsey
          GY1 3QT
          Channel Islands

          c/o Amdocs, Inc.
          1390 Timberlake Manor Parkway
          Chesterfield, MO 63017

Item 2.

     (a) and (b). Names and Principal Business Addresses of
Persons
         Filing:

     (1)       Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119

      (2)      Mr. O. Mason Hawkins
               Chairman of the Board and C.E.O.
               Southeastern Asset Management, Inc.
               6410 Poplar Ave., Suite 900
               Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Voting Ordinary Shares
(the
            "Securities").

     (e). Cusip Number:  G02602103


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

(e.) Investment Adviser registered under Section 203 of the
     Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

(g.) Parent Holding Company. This statement is also being filed by
     Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of
     his official positions with or ownership of its voting securities.
     The existence of such control is expressly disclaimed.  Mr.
Hawkins
     does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-
4,
     the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 4/30/03)
            19,331,700 shares

     (b). Percent of Class:
            9.1%

          Above percentage is based on 213,048,394 Voting Ordinary
Shares of
          stock outstanding.

     (c). Number of shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                    13,839,500 shares

          (ii).  shared or no power to vote or to direct the vote:

                 Shared - 1,061,700 shares.
                 Securities owned by the following series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under the
Investment
                 Company Act of 1940, as follows:

                    Longleaf Partners International Fund -
1,061,700 shares

              No Power to Vote - 4,430,500 shares.

          (iii). sole power to dispose or to direct the disposition
                 of:

                    18,270,000 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared - 1,061,700 shares
                 Securities owned by the following series of Longleaf
                 Partners Funds Trust, an open-end management investment company registered under the
Investment
                 Company Act of 1940, as follows:

                    Longleaf Partners International Fund -
1,061,700 shares




Item 5. Ownership of Five Percent or Less of a Class:  N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A


Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A


Item 8. Identification and Classification of Members of the Group:
        N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 8, 2003

                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and General Counsel


                               O. Mason Hawkins, Individually

                              /s/ O. Mason Hawkins

_______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of May 8, 2003.

                         Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll

_______________________________________________
                         Andrew R. McCarroll
                              Vice President and General Counsel


                              O. Mason Hawkins, Individually
                              /s/ O. Mason Hawkins

_______________________________________________